INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

January 12, 2009

Introduction

This Management Discussion & Analysis (“MD&A”) for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the six months ended November 30, 2008 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of January 12, 2009 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended May 31, 2008 and interim unaudited consolidated financial statements for the six months ended November 30, 2008.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, the timing, cost and nature of future anticipated exploration programs and the results thereof, discovery and delineation of mineral resources/reserves, the potential for various processing methods for mineralized material from the Company’s properties, projected metal recovery rates, the anticipated preparation and timing of an updated 43-101 resource estimate at Livengood, the potential for a significant expansion of the estimated Livengood resources and business and financing plans.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.  See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s (“SEC”) mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Cautionary Note to US Investors Concerning Reserve and Resource Estimates

National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in this MD&A or released by the Company in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101.  These definitions differ from the definitions in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

Overall Performance

During the three months ended November 30, 2008 and to the date of this MD&A, the Company:

  Completed its 2008 Livengood resource expansion drill program on November 6th with the completion of 116 holes for a total of 30,030 metres during 2008 exploration program.  Ongoing results from this program continue to return encouraging results significantly expanding both the tonnage and grade of the deposit.

  Completed a midyear NI 43-101 resource estimate as at September 27th that doubled the size of the deposit returning an indicated resource of 69.5 million tonnes at 0.83 g/t gold for 1.86 million ounces and an inferred resource of 87.9 million tonnes at 0.77 g/t gold for 2.17 million ounces.

The Company is currently calculating a year-end resource estimate update for the Livengood deposit that is anticipated to be completed in February, 2009.  The Company plans to initiate its 2009 drilling program in early February and continue through the most of the year.  It is anticipated that a further resource estimate update will be completed in June, 2009 following the receipt of the assay results from the winter drilling program, which is planned to infill key holes in the core of the deposit.  Following the completion of this June, 2009 updated resource estimate the Company is planning to carry out a preliminary economic assessment of this initial part of the deposit, which it anticipates should be completed in the third quarter of 2009.

The Company is currently proposing to focus significantly all of its resources on the continued expansion of the Livengood Deposit, and does not anticipate carrying out significant work on its other properties (other than as necessary to maintain its interest therein) at this time.  The Company is also seeking joint venture partners for some of its properties, notably the Terra, LMS, BMP and Chisna Properties in Alaska and the Painted Hills property in Nevada.  However, there can be no assurance that it will be successful in doing so.

Current Exploration Activities

General

The Company remained focused on the Livengood deposit during the quarter, completing the 2008 drill program and announcing a midyear resource estimate update in October.  During the quarter the Company continued to announce, on a regular basis, the results from its ongoing drill program at Livengood which indicated the deposit is rapidly expanding with many highly encouraging holes on the edge of the 2008 drill pattern.  Final results from the 2008 work were received in early January and a yearend resource estimate update will be initiated and is expected to be completed by mid to late February, 2009.  The planned 2009 drilling program will start at the beginning of February and is designed to continue the expansion of the deposit.

In addition to the ongoing major drilling program at Livengood the Company announced results from its summer exploration program at its 100% owned Chisna property.  Work in the summer highlighted the high potential for porphyry systems in the northwest portion of the land package at the POW occurrence and new gold and copper discoveries at the Eagle Ravine and Hematite prospects.  In response to these positive results the Company has staked additional claims in the belt.

The Company also announced initial results from its summer exploration program on its West Pogo prospect, which lies along the western boundary of the Pogo Gold Mine property package and is located some 4 kilometres from the Pogo deposit.  Results have highlighted a large new east-west trending gold anomaly which has returned high-grade gold in rock chip samples.

No significant work was carried out on the Terra, LMS or BMP properties in Alaska or the Painted Hills or North Bullfrog project in Nevada during the quarter.  During the quarter, the Company terminated the agreement with Doyon, Inc. on the West Tanana property and abandoned the Alaska State mining claims comprising the Gilles property.  As a consequence, the Company wrote off the associated deferred exploration expenditures totalling $449,255 for Gilles and $1,165,202 for West Tanana.  The Company also negotiated a one-year extension of its obligations under its agreement with Cook Inlet Region, Inc. on the BMP property.

Alaska Properties

Livengood Project

Midyear Resource Estimate Update

At the end of October, 2008 the Company announced results of its independently prepared midyear mineral resource estimate update for the Money Knob deposit at its Livengood gold project near Fairbanks, Alaska.  The independent study incorporates approximately half the drilling that has been completed on the property in 2008 and has an effective date of September 27, 2008.  The Company anticipates a further major expansion of the open-ended resource when the results from the outstanding drilling are compiled and an ‘end-of-program’ resource estimate is completed in February 2009.  In addition, the Company is very pleased to see such a large percentage of the initial (2007) inferred resources upgraded to the indicated category (approximately 45% indicated resources and 55% inferred resources), and notes that the average grade of the previous 2007 inferred resource increased significantly in the 2008 indicated resource (a 17% increase in grade) - see Table 1.

Table 1

Comparison of Livengood Resources from 2007 and 2008 (at 0.50 g/t gold cutoff)

Year	Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ozs Gold
2007	Inferred	0.50	82.88	0.71	1.889
2008	Indicated	0.50	69.53	0.83	1.860
	Inferred	0.50	87.88	0.77	2.170

This new data confirms the Company’s belief that the Livengood deposit has an excellent possibility to become one of North America’s largest new gold discoveries.  The pre-eminent gold endowment of the system is strongly illustrated by a 95% increase in the overall gold ounces when calculated at a 0.30 g/t cutoff (Table 2) and a 160% increase in the overall gold ounces when calculated at a 0.70 g/t gold cutoff.  This increase dramatically highlights the overall grade increase of the estimated resource in the deposit (Table 3).

Table 2

Comparison of Livengood Resource from 2007 and 2008 (at 0.30 g/t gold cutoff)

Year	Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ozs Gold
2007	Inferred	0.30	188.01	0.54	3.269
2008	Indicated	0.30	138.54	0.61	2.730
	Inferred	0.30	205.78	0.55	3.640

Table 3

Comparison of Livengood Resource from 2007 and 2008 (at 0.70 g/t gold cutoff)

Year	Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ozs Gold
2007	Inferred	0.70	33.23	0.93	0.985
2008	Indicated	0.70	36.37	1.06	1.240
	Inferred	0.70	42.78	0.96	1.320

Livengood Project Highlights

  Independent study notes that the Livengood deposit has significant expansion potential beyond its current 1.86M ounce indicated and 2.17M ounce inferred gold resource estimate (at 0.5 g/t gold cutoff), with assay results still pending for many drill holes and the deposit remaining open in all directions.

  New deep and eastern step out drill holes to the Core Zone have intersected thick alteration zones, highlighting the potential for significant near-term expansions of the deposit.

  Preliminary metallurgical information shows favourable cyanide solubility for possible heap leaching with increasing recoveries at finer crush sizes offering milling potential of the higher grade areas.

  The project has a favourable logistical location and no major permitting hurdles have been identified to date.

The Company wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all weather Elliot highway and the Trans Alaska pipeline corridor and approximately 55 kilometres north of the Alaska State power grid and along the proposed Alaska natural gas pipeline route.

The Company is currently engaged in the cyanide extraction analysis of numerous samples from both the oxide and non-oxide mineralized zones and, although this data is still preliminary, it indicates that both types of mineralization have the potential for heap leach extraction and that significant increases in recovery may be obtained with finer crushing (thus suggesting that milling of the higher grade areas of the deposit would be beneficial).

Currently, the Company estimates that less than 30% of the known shallow mineralized zone (down to 200 metres) has been effectively drill tested.  The Livengood target is open in all directions as well as at depth, with many of the recent deeper holes intersecting mineralization in the underlying lower sedimentary package (such as MK-RC-0023 with 57.9 metres @ 2.51 g/t gold and MK-RC-0060 with 82.3 metres @ 1.07 g/t gold).

As a comparison, the Fort Knox mine, one of North America’s larger gold mines and located 80 kilometres to the southeast of Livengood, reported in their March 30, 2007 43-101 technical report a proven and probable resource estimate of 159Mt at an average grade of 0.53g/t gold (the current mid-year Livengood estimated resource significantly exceeds Fort Knox at this time, although it is not proven and probable).  The Fort Knox mine has announced that they are currently commissioning a large run of mine heap leach facility to augment their current milling operations, and estimates an average heap leach recovery of 61%.  The Fort Knox mine reported 2007 gold production of 338,459 ounces at a life of mine cash cost of approximately $390/ounce.  However, the Company cautions that this information with respect to the Fort Knox property and operations could not be verified by the Company and is not necessarily indicative of the mineralization on the Livengood property or the potential production from, or cost of, any future mining of the Livengood property.

Project Background

ITH controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of land leased from the Alaska Mental Health Trust and a number of smaller private mineral lessors.  The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”), have been exploring the Livengood area since 2003, with the project’s first resource estimate being announced in early 2008.  The 2008 drilling program marks the first grid drilling resource definition campaign for the project and is only the initial step in what the Company envisions as a major long-term exploration program to define what it anticipates is one of the world’s largest new gold deposits.

Results of the Geologic Review and Resource Estimate

Geological Review

In their technical report on the Livengood Project entitled “Summary Report on the Livengood Project, Tolovana District, Alaska” dated October 28, 2008 (filed on SEDAR on November 21, 2008) (the “Report”) Giroux Consultants Ltd. and Mineral Resource Services Inc. provided information regarding an updated mineral resource estimate (based on assays available as at September 27, 2008) and 2008 surface exploration completed to September 27, 2008.  The information describes gold mineralization in the deposit and possible ore controls.  Primary ore controls appear to be the intersection of favourable host lithologies with major structural zones which are interpreted to have acted as conduits for intrusion-related gold bearing fluids.  The volcanic, sedimentary and mafic rocks are favourable host rocks and are persistently mineralized.

Mineralization in the Money Knob deposit occurs at surface and forms stratabound and cross-cutting bodies in a large thrust faulted and recumbently folded sedimentary and volcanic sequence.  The main body of mineralization lies within a general 2 kilometre wide, 6 kilometre long northeast trending belt, with the current Core Zone focused along a northwest trending surface geochemical anomaly that is at least 1.6 kilometres long and 800 meters wide.  This large structural zone has localized a series of 90 million year old (Fort Knox age) dikes, sills and plugs that are believed to be related to the gold mineralization.  The configuration and thickness of the mineralized zones suggest a near-surface, low strip, bulk-mining scenario.

Resource Estimate

The indicated and inferred mineral resource estimate for the Livengood deposit covers an area of approximately 3.6 square kilometres and is based on 116 drill holes which have an average length of 217 meters and 11 trenches with an average length of 45 metres.

Approximately one third of the total estimated area (1.1 square kilometres) contains 98 of the drill holes and, in this area, the geology has been modeled to represent the volumes of the different stratigraphic units on the property.  Outside of the modeled area all the data was grouped together because there was insufficient geological control for more detailed analysis.  Statistically, each of the geological volumes was treated independently with individual capping grades applied.  However, the populations were not sufficiently different to be kriged independently.

Variogram modeling was done using 5 metre composites, the variography showed excellent continuity downdip and across dip with lesser continuity along strike.  Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit.  In total, 95 measurements were used.  Based on the general geology, a bulk density of 2.68 was used for the area outside the modeled volume.  In the model, blocks with dimensions of 20 x 20 metres horizontal and 5 metres vertical were estimated by ordinary kriging.

The geology of the holes which still have assays pending suggests that the favourable host stratigraphy and alteration remain open laterally and at depth, thus indicating that the system could potentially be much larger than the current estimate.

The estimated amount of gold varies significantly according to the choice of cutoff grade.  A range of tonnes and grade with corresponding contained ounces have been estimated (Tables 4 and 5).

Table 4

Livengood Indicated Resource – October, 2008

Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Silver (g/t)
0.70	36.37	1.06	0.26
0.50	69.53	0.83	0.27
0.30	138.54	0.61	0.29

Table 5

Livengood Inferred Resource – October, 2008

Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Silver (g/t)
0.70	42.78	0.96	0.14
0.50	87.88	0.77	0.19
0.30	205.78	0.55	0.23

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  US Investors should read the “Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates” above concerning the difference between “resources” and “reserves”.

Ongoing Drill Results

Subsequent to the completion of the October 28, 2008 updated resource estimate (based upon information available as at September 27, 2008), the Company has been releasing at regular intervals updated drill results from the ongoing drill program at Livengood (Table 6).  These results continue to highlight the exceptional expansion potential of the deposit as the drilling moves out from the Core Zone.

These results, many from the edges of the 2008 Core Zone drill pattern or significant step outs, demonstrate the expansion potential of the deposit.  Seven of the latest drill holes have ended in higher grade mineralization, punctuating the excellent depth potential of the deposit.

The newest assays demonstrate the continuity of higher grades to the edges and beyond the currently defined Core Zone drill area: to the south (MK-RC-0099 with 53.3 metres @1.1 g/t gold, 35.1 metres @ 1.3 g/t gold & 12.2 metres @ 1.2 g/t gold), southwest (MK-RC-0098 with 62.5 metres @ 1.1 g/t gold) and northeast (MK-RC-0095 with 13.7 metres @ 1.0 g/t gold & 126.5 metres @ 1.2 g/t gold) (Figures 1 and 2).  Hole MK-RC-0095 represents a major 400 metre step out to the east northeast from the Core Zone and is extremely encouraging for the intervening area, one of the key targets of the winter drilling program to be started in February 2009.

These new results, particularly MK-RC-0095, continue to support the concept of an overall NE-SW trend to the zone of mineralization above and beyond the Core Zone as currently defined.  They also highlight a number of high priority targets for expanding the higher grade zone of the deposit.  In 2009 the Company plans a two stage drill program, including a 5,000 metre winter program and a 6,500 metre summer program, both of which will focus on the higher grade target areas.

Table 6

New Drill Result Highlights, Livengood Project, Alaska

Significant intercepts calculated using 0.25 g/t gold cut-off.

Hole ID	From (metre)	To (metre)	Length (metres)	Gold (g/t)
MK-RC-0056	117.35	128.02	10.67	1.48
	170.69	188.98	18.29	0.65
MK-RC-0059	182.88	199.64	16.76	0.66
MK-RC-0061	140.21	146.3	6.09	1.02
	225.55	245.36	19.81	0.76
MK-RC-0062	30.48	35.05	4.57	3.02
	56.39	57.91	1.52	17.95
	187.45	234.7	47.25	0.67
includes	205.74	225.55	19.81	1.09
MK-RC-0063	251.46	257.56	6.1	2.73
	262.13	263.65	1.52	0.27
	324.61	338.33	13.72	0.68
MK-RC-0064	170.69	332.23	161.54	1.32
includes	187.45	213.36	25.91	2.1
includes	231.65	243.84	12.19	1.75
	339.85	364.24	24.39	0.7
MK-RC-0065	170.69	185.93	15.24	0.78
	196.6	257.56	60.96	1.04
MK-RC-0066	170.69	265.18	94.49	0.6
MK-RC-0067	96.01	123.44	27.43	1.35
	170.69	201.17	30.48	0.64
	208.79	243.84	35.05	0.65
	288.04	301.75	13.71	0.85

MK-RC-0068	205.74	288.04	82.3	0.84
includes	213.36	237.74	24.38	1.35

MK-RC-0069	88.39	111.25	22.86	0.97
	132.59	144.78	12.19	1.24
	192.02	198.12	6.1	1.23
	202.69	256.03	53.34	1.01

MK-RC-0070	129.54	144.78	15.24	0.73
	176.78	280.42	103.64	0.74

MK-RC-0071	137.16	301.75	164.59	1.54
includes	153.92	222.5	68.58	2.36

MK-RC-0072	126.49	141.73	15.24	0.85
	146.3	175.26	28.96	0.79
	178.31	199.64	21.33	1.1
	208.79	260.6	51.81	0.99

MK-RC-0073	181.36	207.26	25.9	0.74
	213.36	239.27	25.91	0.57
	265.18	277.37	12.19	1.12
	292.61	332.23	39.62	0.83

MK-RC-0074	96.01	129.54	33.53	1.15

MK-RC-0077	far NW step out – no significant results

MK-RC-0081	123.44	163.07	39.63	0.83
includes	128.02	147.83	19.81	1.43
	170.69	214.88	44.19	1.08
	219.46	239.27	19.81	0.75

MK-RC-0082	22.86	32	9.14	5
	131.06	179.83	48.77	1.14
	198.12	217.93	19.81	2.27
	243.84	291.08	47.24	0.68

MK-RC-0086		Lost hole at 36 metres

MK-RC-0094	132.59	181.36	48.77	1.67
	192.02	225.55	33.53	1.32
	283.46	329.18	45.72	0.67

includes	86.87	101.83	14.96	7.96
	184.71	190.81	6.1	4.66
	195.58	199.95	4.37	1.79
	271.73	277.36	5.63	1.85
	310.38	350.42	40.04	0.99
includes	316.56	327.36	10.8	1.78
	134.11	144.78	10.67	0.58
MK-RC-0078
	150.88	153.92	3.04	13.85
	164.59	298.7	134.11	1.03
MK-RC-0083	176.78	227.08	50.3
				0.84
includes	184.4	193.55	9.15	2.2
	252.98	262.13	9.15	0.7
	277.37	288.04	10.67	0.69
MK-RC-0092	245.36	257.56	12.2	0.48
MK-RC-0093	140.21	182.88	42.67	0.62
	188.98	214.88	25.9	0.63
	231.65	262.13	30.48	1.07
	268.22	291.08	22.86	1.38
includes	281.94	291.08	9.14	2.4
	295.66	304.8	9.14	0.93
	309.37	315.47	6.1	1.74
MK-RC-0095	1.52	19.81	18.29	0.63
	47.24	60.96	13.72	1.02
	67.06	129.54	62.48	0.92
	141.73	268.22	126.49	1.23
includes	167.64	178.31	10.67	4.59
MK-RC-0096	60.96	67.06	6.1	4.93
	137.16	140.21	3.05	5.19
	150.88	173.74	22.86	1.7
includes	155.45	167.64	12.19	2.94
	178.31	188.98	10.67	1.17
	156.97	219.46	62.49	1.09
MK-RC-0098
MK-RC-0099	89.82	108.2	18.28	0.82
	121.92	175.26	53.34	1.1
	204.22	239.27	35.05	1.31
	246.89	259.08	12.19	1.21
MK-RC-0100	164.59	182.88	18.29	0.72
includes	173.74	178.31	4.57	2.02
	188.98	198.12	9.14	0.58
	201.17	213.36	12.19	0.75
	224.03	252.98	28.95	0.86
	262.13	274.32	12.19	0.72
MK-RC-0102	117.35	141.73	24.38	1.9
	163.07	169.16	6.09	0.91
	211.84	274.32	62.48	0.84

MK-RC-0104	Hole lost at 128 metres

MK-RC-0105	No Significant Results
MK-RC-0106	115.82	124.97	9.15	1.83
	128.02	153.92	25.9	0.9
	179.83	190.5	10.67	1.59
	193.55	208.79	15.24	0.72
	210.31	281.94	71.63	0.83
	309.37	335.28	25.91	1.7

MK-08-32	147.22	148.96	1.74	36.8
	213.55	247.35	33.8	0.93
	250.7	259.08	8.38	0.82

Figure 1:  Plan map showing distribution of ITH drilling and status of assaying as at 30 November 2008.  New assays have continued to expand the higher grade Core Zone.  Drill holes with new assays are shown in red; the four new holes that have continuous intercepts of greater than 50 meters with grades in excess of 1g/t gold are shown with larger collars in magenta.

Figure 2:  Section 428925 illustrating the general geology of the Livengood deposit and distribution of gold mineralization.  Histogram on the right side of the drill traces reflects the arsenic content, which has a high correlation to gold (note the pending holes).

These highly encouraging results have resulted in a decision by the Company to implement a major winter drilling project, now planned to commence in February 2009, which will test immediate high-grade Core Zone expansion targets directly to the east of the main body mineralization (for example, one hole along southern margin of the winter target area - MK-RC-0050 - returned 79.3 metres @ 1.16 g/t gold).

In addition, a drilling program is planned for Summer, 2009 to continue with the expansion of the deposit in the newly discovered Deep and Far East zones as well as the deposit in general (Figure 3).  Modeling of the existing drill data with surface geochemistry has identified a new target area to the south-west of the Core Zone that will be tested in February, 2009.  If these new large areas of surface gold returns positive results it could double the area of mineralization currently outlined in the existing resource estimate.  Following the anticipated completion of the winter drilling in the second quarter of 2009 the Company plans to complete an updated 2009 resource estimate that will be used as a basis for a preliminary economic assessment of the deposit currently planned for mid-2009.

Figure 3:  Block model of the indicated (69.53M tonnes) and inferred (87.88M tonnes) resources at a 0.5 g/t gold cutoff with areas of pending drill data for inclusion in yearend model (block dashed lines) and future new target areas for 2009 program (stars).

For the six months ended November 30, 2008, the Company has incurred $6,062,791 in deferred exploration expenditures at Livengood (including ongoing property holding costs).  A budget of approximately $4.0 M (inclusive of required Livengood property payments and claim fees) has been planned for the winter and summer programs in 2009.  The Company presently has sufficient funds to carry out its proposed 2009 drilling program at Livengood and make the required property payments to maintain its interest.

Chisna Project

During the quarter the Company announced its summer exploration results from its Chisna gold-copper property in Alaska.  Stream sediment surveys have now defined a 40 square kilometre area of anomalous copper and gold mineralization in the POW- Ptarmigan area, with values up to 4% copper and 13 g/t gold (Table 7).  The surveys have also discovered highly anomalous gold in two drainage basins in the Eagle Ravine area, with values up to 0.8% copper and 0.29 g/t gold, prompting the staking of additional ground by the Company to fully cover the targets.  Additionally, the regional exploration program identified a new partially covered occurrence (the Hematite prospect) which is a large area of hematite-magnetite alteration with disseminated chalcopyrite, indicative of a possible porphyry system at depth.  These new discoveries highlight the as yet untested bulk copper-gold target potential of this emergent regional scale target (Figure 4).

Figure 4:  Copper Stream Sediment Anomalies in the Chisna Project Area on Regional Aeromagnetic Data

Chisna Project Background

The Chisna Project is located in South Central Alaska on the south side of the Alaska Range.  The project consists of a total of 380 square kilometres of State of Alaska mining claims in 5 groups, owned 100% by the Company.  The project is targeting previously unrecognized Cretaceous copper-gold porphyry style mineralization of a similar age to the Pebble deposit, located approximately 600 kilometres to the southwest.  The project contains a number of grassroots surface discoveries made by the Company in 2006 and 2007 which were the focus of the 2008 follow-up work.

2008 Exploration Program Results

A total of 221 silt samples and 193 rock samples were collected in 2008.  The work has now fully delineated the extent of the large POW-Ptarmigan copper - gold system, which has a strike length of approximately 10 kilometres and a width of 4 kilometres.  A total of 300 rock samples collected from this highly altered and mineralized area average 0.1% copper and 0.2 g/t gold, thus confirming the highly mineralized nature of the terrain.  Geological and geophysical mapping of this area has delineated broad areas of alteration and a general zonation of copper-rich mineralization in the west to more lead- and zinc-rich mineralization to the east - indicative of large porphyry systems.

Table 7

Metal concentrations from 300 rocks collected in the POW-Ptarmigan Area.

	Copper %	Gold g/t	Silver g/t	Lead (ppm)	Zinc (ppm)
Max	4.0	13	110	6250	2060
Min	0.0	0.002	0.01	0.8	2
Mean	0.1	0.22	3.1	60	105
N=	300	299	300	300	300

In the Eagle Ravine area, silt samples from two separate drainage basins returned strongly anomalous gold values (Table 8).  Follow-up exploration discovered a variety of styles of mineralization, including hydrothermal breccias, garnet skarns, stockwork potassic alteration and sulphide replacement, thus suggesting a robust and complex porphyry-related mineral system.  47 rock samples collected over a 3 square kilometre area, along with geologic mapping, have confirmed the presence of a large, open ended system of copper-gold mineralization (Table 9).

At the Hematite Prospect, a large area of specular hematite and magnetite alteration with disseminated chalcopyrite has been discovered adjacent to an intrusive complex.  Initial prospecting has identified alteration and mineralization over a kilometre of strike length outlining a large high level anomaly with potential at depth.

Table 8

Stream Sediment Sample Results from Eagle Ravine.

	Copper (ppm)	Gold (ppb)	Silver (ppm)	Arsenic (ppm)	Bismuth (ppm)	Tellurium (ppm)
Max	162	541	0.66	37	0.45	1.61
Min	68	15	0.22	22	0.23	0.14
Mean	107	140	0.40	31	0.34	0.48
n=	7	7	7	7	7	7

Table 9

Rock Assay Results from Eagle Ravine

	Copper (%)	Gold (g/t)	Silver (g/t)	Arsenic (ppm)	Bismuth (ppm)	Tellurium (ppm)
Max	0.8	0.29	5.3	621	34.2	36.9
Min	0.0	0.002	0.005	0.1	0.02	0.025
Mean	0.1	0.03	0.7	21	2.0	2.5
n=	47	47	47	47	47	47

Exploration Implications

The Company’s sampling and prospecting work has now defined several key areas for focused future exploration.  At 40 square kilometres, the POW-Ptarmigan area is an enormous target which could host multiple copper-gold systems.  The mineral deposit vectors that have been defined by the 2008 work are a very positive indicator that one or more major deposits could be present in this new and under-explored Alaskan porphyry belt.

During the six months ended November 30, 2008, the Company has incurred deferred exploration expenditures of $350,571 on the Chisna project.  The Company is presently reviewing the results of the work to date on the Chisna project with a view to formulating an appropriate work program for future work, which may involve seeking a partner to advance the project in order to permit the Company to focus on its Livengood project.

West Pogo Project

West Pogo Project Summary

The West Pogo Project consists of a 20 square kilometre block of State of Alaska mining claims owned 100% by the Company and located 5 kilometres west of the Pogo Gold Mine.  The bedrock geology consists of Paleozoic metamorphic rocks which have been intruded by younger, probably Cretaceous, granites.  Gold mineralization was first discovered in the area in 1998 with the property being acquired by AngloGold in 2001.  In 2003 a single hole was drilled by AngloGold which encountered wide zones of sericitic alteration and multiple zones of low-grade gold mineralization.

2008 Exploration Results

Results from the 2008 summer exploration season were announced for the Company’s West Pogo gold project during the quarter.  This exploration work program has discovered a new area of high-grade gold mineralization to the east of earlier discoveries.  Six of the 24 rock samples taken from this new zone returned greater than 1 g/t gold, ranging in grade from 1.2 to 118.5 g/t gold from sericitially altered granite and quartz vein material.  This zone falls within an overall east-west trend of high-grade gold occurrences extending for some 25 kilometres within the Pogo Gold District (Figure 5).

Figure 5:  Location of newly discovered high-grade mineralization within the West Pogo claim blocks in relation to other known high-grade gold occurrences in the Pogo District (shown as red + symbols).

Previous exploration at West Pogo focused on the area on the western side of the property where historical sampling had encountered weakly anomalous rocks and soils.  The 2008 program focused its effort on the eastern side of the property within a recently burned area which enhanced rock exposures.  A train of mineralized granite float was encountered 150 metres northeast of the 2003 AngloGold drill site with visible gold found in several pieces of float.  Additional mineralized rocks and anomalous soils were found over an area extending over 700 metres to the east of the visible gold discovery.  The mineralization consists of vuggy quartz veins and breccias in granite with strong sericitic and local tourmaline alteration.  The mineralization has modest arsenic values and low bismuth values (Table 10).

Table 10

2008 West Pogo Rock Samples with greater than 1 g/t Gold*

Sample ID	Lithology	Gold (g/t)	Silver (g/t)	Arsenic (ppm)	Antimony (ppm)	Bismuth (ppm)	Tellurium (ppm)
RK808448	vein	118.5	437.0	741	252	0.8	0.025
RK808440	granite	7.1	0.5	96	37	0.8	0.050
RK808452	granite	5.7	1.7	2910	108	0.6	0.090
RK808314	vein	2.1	1.6	438	48	0.2	0.050
RK803899	breccia-tectonic	1.9	8.5	128	233	1.7	0.025
RK808438	breccia-tectonic	1.2	0.6	213	49	0.3	0.025

*A total of 24 rock samples were taken from the new zone ranging in grade from nil to 118.5 g/t gold, averaging 5.54 g/t gold and which 54% exceeded 0.5 g/t gold with 25% exceeding 1 g/t gold.

The controls on mineralization are not well understood at the moment, however, the distribution of mineralized rocks and soils suggest the high-grade gold mineralization is related to an east-northeast structural zone along the margin of a granitic intrusive.  This newly discovered high-grade mineralization is exciting in that it lies along a generalized east-west trend of district-scale gold occurrences that extend both east and west of the Pogo Mine.

During the six months ended November 30, 2008, the Company incurred deferred exploration expenditures of $20,198 at West Pogo.  The Company plans to follow up on these highly encouraging results as time and resources become available; however no program has yet been formulated for 2009 as the Company plans to focus its resources on the Livengood project.

AngloGold Alaskan Property Interest Acquisition

During the quarter, the Company has received regulatory acceptance of the terms of the purchase agreement dated June 6, 2008, among AngloGold, the Company and Talon Gold Alaska, Inc. (the Company’s wholly owned Alaskan subsidiary) (“Talon”), pursuant to which Talon agreed to purchase all of the right, title and interest of AngloGold in the Terra and LMS projects (including AngloGold’s right of first offer on any disposition thereof by Talon) and AngloGold’s right of first offer on the West Pogo project for the aggregate purchase price of $751,500.  The purchase price was satisfied by the issuance of 450,000 common shares of the Company to AngloGold, and the transaction closed on November 25, 2008.

Nevada Properties

North Bullfrog

During the quarter the Company announced a further expansion of its land package at the North Bullfrog project in Nevada (an option/joint venture with Redstar Gold Corp. (“Redstar”)).  The newly acquired package of patented claims contains a highly significant gold occurrence which has returned excellent drill results from historical work, including 21.9 metres at 1.6 g/t gold.  The property is internal to the existing North Bullfrog land package and within 2 kilometres of the Mayflower property.

Connection Property Lease Terms

Pursuant to a mining lease and option to purchase agreement made effective October 27, 2008 between Redstar and an arm’s length limited liability company, Redstar has leased (and has the option to purchase) twelve patented mining claims located adjacent to the North Bullfrog project and referred to as the “Connection” property.  The 10 year, renewable mining lease requires payments of USD 10,800 on signing and annual payments for the first three anniversaries of USD 10,800 and USD 16,200 for every year thereafter.  Redstar has an option to purchase is the property for USD 1,000,000 at any time during the life of the lease.  Production is subject to a 4% NSR royalty, which may be purchased for USD 5,000,000.  The Connection property, and associated acquisition costs, will be added to the North Bullfrog Redstar Joint Venture property in which the Company has the right to earn a 70 % interest.

Connection Property Background

The claims comprising the Connection property cover one of the Company’s highest priority drill targets within the North Bullfrog district.  Historic drilling and underground sampling identified an area of mineralization with numerous 5 to 20 metre intervals of +1g/t gold.  The new property brings the North Bullfrog land package to approximately 18.6 square kilometres (seven square miles).

The new holdings include the historic Connection underground mine.  Sampling of the underground workings during a previous exploration effort in 1980 by Cordex Exploration Company yielded 1.61 g/t gold over 21.9 metres (0.047 opt gold over 72 feet), 2.54 g/t gold over 9.7 metres (0.074 opt gold over 32 feet) and 2.30 g/t gold over 12.2 metres (0.067 opt gold over 40 feet), with individual samples reaching 4.39 g/t gold over 3.6 metres (0.128 opt gold over 12 feet).  The area of gold mineralization at Connection has also been tested with historic shallow drilling that returned 2.69 g/t gold over 9.1 metres (0.079 opt gold over 30 feet) containing 11.21 g/t gold over 1.5 metres (0.327 opt gold over 5 feet).  The Company cautions that it has not independently verified any of the Cordex Exploration Company results but believes them to be reliable.

These newly leased patented claims come under the existing option/joint venture agreement between Redstar and the Company pursuant to which the Company can earn an initial 60% interest in the project by making expenditures of $4.0 million and can earn an additional 10% interest (for a total of 70%) by producing a feasibility report.  To date, the Company completed drilling programs at North Bullfrog in 2007 and 2008 and has encountered significant mineralization at three target areas: Mayflower, Sierra Blanca and Pioneer.  The new lease also includes claims in the Mayflower target area, where recent drilling by the Company encountered significant high-grade mineralization with visible gold.

The previous holes at Connection were shallow (largely less than 90 metres (300 feet) deep) rotary holes drilled during the 1970’s and early 1980’s, and not all intervals were assayed (Table 11).  Mineralization occurs within and along the margins of shattered blocks of Paleozoic limestone, shale and quartzite within a volcanic debris-flow matrix, which is also mineralized.  Gold is coincident with strong hematite staining, fracturing, opaline and chalcedonic silicification, quartz-calcite veinlets and elevated arsenic.  Initial evaluation of the historic results indicates that higher grades may occur along moderately-dipping north-trending faults which have not been explored below the shallowly-drilled levels.  The occurrence of opaline silicification along faults in the area also indicates the potential for deeper mineralization.

Table 11

Selected Drillhole Assays Results*, Connection Area

Hole	Gold (Opt)	Interval (Feet)	From (Feet)	To (Feet)	Highest Value Over 5 Feet	Gold (g/t)	Interval (Metres)	From (Metres)	To (Metres)	Highest Value Over 5 Feet
NB92	0.084	25	60	85	0.184	2.866	7.6	18.3	25.9	6.308
NB99	0.079	30	25	55	0.327	2.691	9.1	7.6	16.8	11.211
NB80	0.051	50	50	100	0.106	1.752	15.2	15.2	30.5	3.634
NB104	0.050	20	100	120	0.120	1.697	6.1	30.5	36.6	4.114
NB101	0.034	30	10	40	0.062	1.171	9.1	3.0	12.2	2.126
NB105	0.031	50	45	95	0.058	1.049	15.2	13.7	29.0	1.989

* Assay data taken from results reported by Cordex Exploration Company and are believed to be representative, although the Company has not yet confirmed these with its own drill data.  Until such confirmation has been obtained, readers should not place undue reliance on the information contained herein.  Assays in some cases by atomic absorption only; analysis from 1974 to 1982 by Rocky Mountain Geochemical Corp, Monitor Geochemical Laboratory Inc and Hawthorne Analytical Laboratories.  The mineralized zone has been defined by 19 historic vertical holes totalling 1396 metres (4580 feet), only 2 of which exceed 90 metres (300 feet) in length (the deepest is 160 metres or 525 feet).  All 19 holes have at least 1.5 metres grading 0.45 g/t (5 feet grading 0.013 opt)

During the six months ended November 30, 2008, the Company incurred an aggregate of $152,390 in deferred exploration expenditures on the North Bullfrog property.  The Company plans to follow up on these highly encouraging results as time and resources become available; however no program has yet been formulated for 2009 as the Company plans to focus its resources primarily on the Livengood project.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by NI 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this MD&A with respect to the Company’s mineral properties.  Mr. Pontius is not independent as he is the President and Chief Executive Officer of the Company and holds incentive stock options and common shares.

The work programs at the Company’s Alaska and Nevada properties have been designed and are supervised by Dr. Russell Myers, Vice President - Exploration of Talon Gold (US) LLC (a wholly owned subsidiary of the Company responsible for carrying out the exploration programs on the Company’s mineral properties), and, with respect to the North Bullfrog project, by Jacob Margolis, Exploration Manager of Redstar, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at each project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex in Vancouver, B.C. for assay.  Some preparation work with respect to the Alaskan projects is carried out at ALS Chemex in Fairbanks, Alaska.  All geochemical samples are secured and shipped to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this MD&A regarding the Livengood project is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist.  He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Company under NI 43-101.

Mr. Gary Giroux, MASc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 430-101, for the Giroux Consultants Ltd. October 28, 2008 mineral resource estimate for the Livengood.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Company under NI 43-101.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Alaskan and Nevada property interests (which are primarily early stage exploration properties with no known reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business:  Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of the minerals that may be contained in any mineral deposit that may be discovered by the Company will be such that such property could be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources/Share Price Volatility:  The Company has raised additional private placement financing during the fiscal year ended May 31, 2007, and generated additional funding through the exercise of outstanding warrants and options in the fiscal year ended May 31, 2008.  However, other than with respect to its planned 2009 winter and summer drilling programs and property holding costs at its Livengood project and currently anticipated general and administrative costs for the balance of the fiscal year ending May 31, 2009, the Company does not have sufficient financial resources to undertake all of its planned acquisition, exploration and development programs.  In the future, the Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.  There can be no assurance that any such arrangements will be concluded and the associated funding obtained.  There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis will likely result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties.  The Company’s priority is to maintain its Livengood project, and it would likely relinquish all other property interests in order to maintain its interest in Livengood.  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those reflected in its current financial statements.

Recent market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems and the deterioration of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly junior resource exploration companies such as the Company.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

In recent months, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities.  In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price.  As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all.  Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in the United States of America where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian and United States dollars.  The Company’s operations in the United States of America and its payment commitments and exploration expenditures under the various agreements governing its rights to the Alaskan mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

United States General Mining Law of 1872:  In recent years, the U.S. Congress has considered a number of proposed amendments to the United States General Mining Law of 1872, as amended (the “General Mining Law”), which governs mining claims and related activities on U.S. federal lands (such as in connection with certain areas of the Company’s North Bullfrog and Painted Hills projects).  Although no such legislation has been adopted to date, there can be no assurances that such legislation will not be adopted in the future.  If ever adopted, such legislation could, among other things, impose royalties on gold production from currently unpatented mining claims located on U.S. federal lands.  If such legislation is ever adopted, it could reduce the amount of future exploration and development activity conducted by the Company on such U.S. federal lands.  In addition, in 1992, a holding fee of USD 100 per claim was imposed upon unpatented mining claims located on U.S. federal lands.  In October 1994, a moratorium on the processing of new patent applications was approved.  While such moratorium currently remains in effect, its future is unclear.

Uncertainty of Resource Estimates/Reserves:  Unless otherwise indicated, mineralization figures presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  There can be no assurance that:

• these estimates will be accurate;

• reserves, resource or other mineralization figures will be accurate; or

• this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience.  In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results.  There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  The resource estimates contained in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for gold, silver, copper or other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.  The Company has not established the presence of any proven and probable reserves at any of its mineral properties.  There can be no assurance that subsequent testing or future studies will establish proven and probable reserves at any of the Company’s mineral properties.  The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Title to Mineral Properties:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Selected Financial Information

Selected Annual Information

Description	May 31, 2008 $	May 31, 2007 $	May 31, 2006 $
	(annual)	(annual)	(annual)
Interest Income	603,094	248,591	348

Consulting	293,270	3,465,383	60,000
Property investigation	110,809	128,535	20,881
Professional fees	203,428	187,663	18,635
Investor relations	782,560	734,593	-
Foreign exchange gain	116,912	9,193	-
Loss for the year	(2,420,090)	(8,666,021)	(127,228)
Per share	(0.06)	(0.32)	(0.01)
Total Current Assets	11,325,201	22,119,247	20,415
Mineral Properties	23,151,228	13,387,113	1,030,316
Long term financial liabilities	0	0	0
Cash dividends	N/A	N/A	N/A

The variation seen over such years is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company which, being dependent upon the success of the Company in raising the required financing for its activities, is also difficult to predict.

Summary of Quarterly Results

Description	November 30, 2008	August 31, 2008	May 31, 2008	February 29, 2008	November 30, 2007	August 31, 2007	May 31, 2007	February 28, 2007
Interest Income	$ 32,012	$ 70,653	$107,915	$ 152,319	$ 211,436	$ 131,424	$ 89,224	$ 63,898
Net loss for period	(3,919,265)	(835,948)	(372,907)	(1,070,039)	(445,900)	(531,244)	(2,216,684)	(4,699,290)
Per share	(0.09)	(0.02)	(0.01)	(0.03)	(0.01)	(0.01)	(0.32)	(0.26)

Results of Operations

For the six months ended November 30, 2008, the Company had a net loss of $4,755,213 or $0.11 per share as compared to a net loss of $977,144 or $0.03 per share for the equivalent period in the prior year.  For the three months ended November 30, 2008, the Company had a net loss of $3,919,265 or $0.09 per share as compared to a net loss of $445,900 or $0.01 per share for the equivalent period in the prior year.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Six months ended November 30, 2008 compared with six months ended November 30, 2007

For the six months ended November 30, 2008, the Company had a net loss of $4,755,213 or $0.11 per share as compared to a net loss of $977,144 or $0.03 per share for the equivalent period in the prior year.  The increased loss was significantly affected by stock based compensation (“SBC”) charges of $1,688,873 in the second quarter resulting from the amendment (re-pricing and extension) of 3,675,000 stock options as approved at the Company’s annual general meeting held on October 21, 2008.  The allocation of SBC expense to financial statement categories is detailed in the table below.  Another significant factor relates to the Company’s decision to abandon its interest in two of its Alaskan mineral properties (West Tanana and Gilles) and the write-off of $1,614,458 in associated costs during the second quarter.

General and administrative (operating) expenses for the period totalled $3,148,757 compared to $1,200,896 in 2007.  Other than the SBC component of $1,769,051 (2007 - $118,118), the other expense categories which reflected moderate changes period over period (not including SBC) were investor relations of $261,010 (2007 - $170,097), and travel expenses of $149,869 (2007 - $120,241), all as a result of more promotional activities occurring in the current period.  Consulting costs of $99,066 (2007 - $50,952) were up due to the commencement of the payment of monthly retainer fees to independent directors.  Insurance costs increased to $57,492 (2007 – $26,364) due to increased coverage on general liability and contractor equipment.  Property investigation expense decreased to $92,923 compared to $104,529 for the prior period.  The decrease was due to more focused exploration activities in Alaska and Nevada.  Regulatory expenses reduced to $28,198 compared to $58,298 in the same period of the prior year due to the timing of the Company’s financings which closed in May, 2007.

Other items incurred a net loss of $1,606,456 when compared to a net income of $223,752 in the same period of the prior year.  The majority of this loss resulted from the write-off of the West Tanana property of $1,164,202 and of the Gilles property of $449,255.  While foreign exchange changed from a net loss to a net gain position, this was offset entirely by lower interest income of $102,878 (2007 - $342,860) and the unrealized loss on held for trading investments of $201,500 (2007 - $Nil).

Three months ended November 30, 2008 compared with three months ended November 30, 2007

For the three months ended November 30, 2008, the Company had a net loss of $3,919,265 or $0.09 per share as compared to a net loss of $445,900 or $0.01 per share for the equivalent period in the prior year.  The increased loss was significantly affected by SBC charges of 1,688,873 in the period resulting from the amendment (re-pricing and extension) of 3,675,000 stock options as approved at the Company’s annual general meeting held on October 21, 2008.  The allocation of SBC expense to financial statement categories is detailed in the table below.  Another significant factor relates to the Company’s decision to abandon its interest in two of its Alaskan mineral properties (West Tanana and Gilles) and the write-off of $1,614,458 in associated costs during the period.

General and administrative (operating) expenses for the period totalled $2,431,809 compared to $553,180 in 2007.  Other than the SBC component of $1,728,962 (2007 - $59,059), the other expense categories which reflected moderate changes period over period (not including SBC) were investor relations of $246,890 (2007 - $117,091) as a result of more promotional activities occurring in the current period.  Consulting costs of $54,066 (2007 - $27,134) were up due to the commencement of the payment of monthly retainer fees to independent directors.  Insurance costs increased to $28,630 (2007 – $16,317) due to increased coverage on general liability and contractor equipment.  Property investigation expense increased to $18,474 compared to a gain of $13,230 for the prior period.  The increase was a direct result of cost recoveries in the 2007 period which did not occur this quarter.  Regulatory and professional fees expenses together increased to $76,511 (2007 - $37,279) as a result of the timing of payment of fees to the NYSE Alternext-US (formerly, the American Stock Exchange) of $11,600.

Other items gave rise to slightly more income increasing to $127,002 from $107,280 in the prior period.  Foreign exchange changed from a net loss to a net gain position, which was offset by lower interest income of $32,012 (2007 - $211,436) and the unrealized loss on held for trading investments of $68,250 (2007 - $Nil).

Stock-based compensation

SBC charges of $1,769,051 (2007 - $118,118) for the six months ended November 30, 2008, were allocated as follows:

November 30, 2008 (six months)	Before allocation	Stock-based compensation	After Allocation
Investor relations	$ 261,010	$ 286,978	$ 547,988
Consulting	99,066	971,964	$ 1,071,030
Wages	397,446	510,109	$ 907,555
		$ 1,769,051

November 30, 2007 (six months)	Before allocation	Stock-based compensation	After Allocation
Investor relations	$ 170,097	$ 118,118	$ 288,215

SBC charges of $1,728,962 (2007 - $118,118) for the three months ended November 30, 2008, were allocated as follows:

November 30, 2008 (three months)	Before allocation	Stock-based compensation	After Allocation
Investor relations	$ 140,473	$ 246,890	$ 387,363
Consulting	54,067	971,963	$ 1,026,030
Wages	218,646	510,109	$ 728,755
		$ 1,728,962

November 30, 2007 (three months)	Before allocation	Stock-based compensation	After Allocation
Investor relations	$ 117,091	$ 59,059	$ 176,150

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements.  However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised.  In addition, the Company can raise funds through the sale of interests in its mineral properties, although current market conditions have substantially reduced the number of potential buyers/acquirors of any such interest(s).  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

At the present time the Company does not contemplate that it will be necessary to institute any specific cost saving measures or reductions in staff or consultants, or drop any additional properties, in response to current conditions in the equity or credit markets.  However, as previously stated, the Company is devoting substantially all of its resources to moving forward with the ongoing resource definition program at Livengood and is unlikely to carry out any significant work programs at its other properties (other than as necessary to maintain its interest therein) in the near future.  Consequently, the Company will consider the abandonment of some or all of its other property interests if necessary to preserve its interest in the Livengood property.  Management will continue to review such strategy on an ongoing basis.  The Company also anticipates that the current slow-down in the junior resource exploration sector may also serve to reduce the cost of external services such as drilling, helicopter support and expediting, as will reduced fuel costs.

As at November 30, 2008, the Company reported cash and cash equivalents of $6,186,178 compared to $10,825,468 and $10,859,942 as at August 31 and May 31, 2008 respectively.  The decrease in cash was the net result of the issuance of the shares upon the exercise of outstanding warrants and broker compensation options for the total amount of $4,015,980 ($Nil for the second quarter), less mineral property expenditures of $7,578,496 ($4,088,676 for the second quarter) and general operating costs of $1,092,247 ($532,175 for the second quarter) during the six month period.

As at November 30, 2008, the Company had working capital of $6,076,494, compared to working capital of $9,856,886 and $10,600,403 as at August 31 and May 31, 2008 respectively.  The current cash and cash equivalents may not be sufficient to meet the Company’s presently planned cash requirements beyond the fiscal year ending May 31, 2009 and first quarter of the fiscal year ending May 31, 2010.  As noted above, the Company’s priority is to maintain its interest in its Livengood property and if it becomes apparent that the Company will be unable to raise additional financing (either through the equity market or the sale of its other mineral property interests) as required to continue its ongoing resource expansion program at Livengood, it will consider the early termination thereof as a means of conserving its cash resources in order to be able to continue to maintain such interest.  The Company may also seek to negotiate an extension or deferment of upcoming option payments or required work expenditures, and has already successfully done so in the case of the BMP property agreement with Cook Inlet Region, Inc.

During the three months ended November 30, 2008, the Company issued 475,000 shares for the acquisition of mineral properties at a value of $782,500.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties, to acquire additional mineral properties and to continue its operations (including general and administrative expenses) beyond the third quarter of 2009.  The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of outstanding options or warrants) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  There is significant uncertainty that the Company will be able to secure any additional financing in the current equity markets – see “Risk Factors – Insufficient Financial resources/Share Price Volatility”.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Nevada, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions.  However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

The following table discloses the Company’s contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations.  The Company does not have any long-term debt or loan obligations.  Under the terms of several of the Company’s mineral property option and purchase agreements and the terms of the unpatented mineral claims held by it, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, make payments to government authorities and incur assessment work expenditures as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties.  If the Company is unable or unwilling to make any such payments or incur and such expenditures, it is likely that the Company would lose or forfeit its rights to acquire or hold the related mineral properties.  The following table assumes that the Company retains the rights to all of its current properties and completes the earn-ins for all of its current option agreements, and that none of its joint venture partners contribute following the Company having exercised its existing options.

Contractual Obligations	Payments Due by Period(6)
	Total	Prior to May 31, 2009 (6 months)	June 1, 2009 to May 31, 2012 (36 months)	June 1, 2012 to May 31, 2015 (36 months)
Mineral Property Leases(1)(3)(5)	8,212,290	624,800	3,336,925	4,250,565
Option Agreements(1)(2)(7)	3,601,625	70,000	3,531,625	Nil
Mining Claim Government Fees	4,233,690	Nil	1,926,465	2,307,225
Office and Equipment Lease Obligations(4)	468,000	36,000	216,000	216,000
Total Contractual Obligations	16,515,605	730,800	9,011,015	6,773,790

Notes:

1.

Does not include value of common shares required to be issued, but does include work expenditures required to be incurred under underlying leases.

2.

Includes the work expenditures required to be incurred by the Company in order to earn a 60% interest under the option with Redstar.

3.

Does not include potential royalties that may be payable (other than annual minimum royalty payments).

4.

Assumes that current office and storage leases are extended beyond current termination dates at the same terms.

5.

Includes leases subject to option agreements with Redstar.

6.

Assumes CAD and USD at par.

7.

Assumes completion of the expenditures and payments necessary to complete earn-in to 60% in North Bullfrog and Painted Hills projects, but does not include any expenditures on a feasibility study as required to earn an additional 10% interest in these properties.  Does not reflect 5% operator’s fee credited to the Company.

Transactions with Related Parties

During the six months ended November 30, 2008, the Company paid $221,886 (2007 - $206,482) in consulting, rent, management fees and salaries to officers, directors and companies controlled by directors of the Company and $24,700 (2007 - $26,295) in rent and management fees to a company with common officers and directors.  During the three months ended November 30, 2008, the Company paid $118,375 (2007 - $100,670) in consulting, rent, management fees and salaries to officers, directors and companies controlled by directors of the Company and $10,975 (2007 - $17,925) in rent and management fees to a company with common officers and directors.  These figures do not include SBC.

At November 30, 2008, included in accounts payable and accrued liabilities was $Nil (May 31, 2008 - $Nil) in expenses owing to the directors and officer of the Company and $4,667 (May 31, 2008 - $18,032) to a company related by common directors.  Professional fees include amounts paid to a law firm of which an officer is a shareholder.

These amounts were unsecured, non-interest bearing and had no fixed terms of repayment. Accordingly, fair value could not be readily determined.

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $50,000 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).  An officer of the Company is a director and shareholder of LWTLC.

The Company’s purchase of AngloGold’s interest in the Terra and LMS Projects in Alaska, completed on November 25, 2008, is considered to be a related party transaction by virtue of a common directorship and the ownership by AngloGold of in excess of 10% of the Company’s outstanding common shares.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions that the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

Critical Accounting Estimates

The preparation of the Company’s financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of SBC and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash, marketable securities, GST recoverable, prepaid expenses and deposits, Government of Canada Treasury Bills, Banker’s Acceptances, accounts payable and accrued liabilities, and due to related parties approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash at November 30, 2008 was $6,186,178 of which $441,507 was held in US dollars.

The Company’s receivables and payables at November 30, 2008 were normal course business items that are settled on a regular basis.  The Company’s investment in Millrock Resources Inc. is carried at quoted market value, and is classified as “held for trading” for accounting purposes.  The Company has no current plans to dispose of any significant portion of its investment in Millrock.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at November 30, 2008 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of November 30, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Changes in Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period ended November 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data

Shares

The authorized share capital consists of 500,000,000 common shares without par value.  As at November 30, 2008 there were 44,304,588 common shares issued and outstanding, and as at the date of this MD&A there were 44,309,588 shares outstanding.

Options

A summary of the status of the stock option plan as of November 30, 2008, and changes during the six month period ended November 30, 2008 is presented below (no changes to outstanding stock options occurred during the second quarter):

	November 30, 2008		May 31, 2008 (audited)
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding, opening:	4,589,175	$ 2.64	4,313,296	$ 2.70
Granted	-	$ -	290,000	$ 1.52
Exercised	(135,815)	$1.30	(14,121)	$ 1.30
Options outstanding, ending:	4,453,360	$1.85	4,589,175	$ 2.64

Stock options outstanding are as follows:

	November 30, 2008			May 31, 2008 (audited)
Expiry Date	Exercise Price	Number of Shares	Exercisable at Period End	Exercise Price	Number of Shares	Exercisable at Year End
August 4, 2008	$1.30	-	-	$1.30	135,815	135,815
July 16, 2010 (below)	$1.75	2,830,000	2,830,000	$2.70	2,830,000	2,830,000
May 9, 2009	$2.70	488,360	488,360	$2.70	488,360	488,360
July 16, 2010 (below)	$1.75	845,000	845,000	$2.95	845,000	845,000
January 16, 2010	$1.52	190,000	187,500	$1.52	190,000	182,500
February 1, 2010	$2.15	100,000	50,000	$2.15	100,000	25,000
		4,453,360	4,400,860		4,589,175	4,506,675

Following review and approval by the Company’s Compensation Committee, on July 16, 2008 the Board of Directors amended the expiry dates and exercise prices of an aggregate of 3,675,000 outstanding incentive stock options to extend the expiry date for up to eighteen months, such that all such options (which were originally granted for a period of two years and which have expiry dates ranging from January 26, 2009 to May 23, 2009) will now expire on July 16, 2010; and to reduce the exercise prices (which currently range from CAD 2.70 to 2.95, with a weighted average exercise price of CAD 2.75) to CAD 1.75.  An aggregate of 2,405,000 of these options are held by insiders and, in accordance with the requirements of the TSX Venture Exchange’s policies, the amendments to such options are subject to the approval of the Company’s “disinterested” shareholders.  The appropriate approval was received at the Company’s annual general meeting held on October 21, 2008.  Following this approval, additional SBC charges of $1,688,874 were recorded during the current quarter as detailed under “Results of Operations”.

The Board of Directors believe that the stock option repricing is justified, as current management has been working steadily to deliver on its promise to create shareholder value (having identified significant indicated and inferred gold resources and currently pushing forward with an aggressive exploration programs to increase those resources and identify additional ones) but the results, and the value thereby created, are not being appropriately recognized in the current market or reflected in the Company’s share price through no fault of management.  The Directors are therefore of the view that the resetting of the exercise price of these options will restore the appropriate incentive to management that the grant of stock options is intended to provide.

#

Warrants

Warrant transactions during the six months ended November 30, 2008 are summarized as follows (no changes to outstanding warrants occurred during the second quarter):

	November 30, 2008		May 31, 2008 (audited)
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Warrants exercisable, beginning of period	13,384,666	$2.21	15,070,208	$2.04
Exercised	(3,749,881)	$1.02	(1,685,542)	$0.71
Expired	(2,118,043)	$1.50	-	-
Warrants exercisable, end of period	7,516,742	$3.00	13,384,666	$2.21

Warrants outstanding as at November 30, 2008 are as follows:

	November 30, 2008		May 31, 2008 (audited)
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
August 4, 2008	-	$1.00	3,572,954	$1.00
August 4, 2008	-	$1.50	2,247,492	$1.50
August 4, 2008 – commission warrants	-	$1.50	47,478	$1.50
May 9, 2009	7,304,500	$3.00	7,304,500	$3.00
May 9, 2009 – commission warrants	212,242	$3.00	212,242	$3.00
Warrants exercisable, end of period	7,516,742	$3.00	13,384,666	$2.21

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.ithmines.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.